Filed Pursuant to Rule 424(b)(3)

Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 5 DATED AUGUST 12, 2010

TO THE PROSPECTUS DATED APRIL 13, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2010, relating to our offering of up to $1,100,000,000 in shares of common stock, as supplemented by Supplement No. 2 dated June 3, 2010, Supplement No. 3 dated June 11, 2010 and Supplement No. 4 dated July 15, 2010. Defined terms used in this Supplement No. 5 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offering;

•	revisions to risk factors;

•	an update to the section of the prospectus entitled “Description of Capital Stock—Distributions;” and

•	information regarding our distributions.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of August 10, 2010, we had received and accepted investors’ subscriptions for and issued 1,815,952 shares of our common stock, including shares issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $17,748,252. As of August 10, 2010, approximately 98,197,350 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2011, unless extended, or the date on which the maximum amount has been sold.

Revisions to Risk Factors

The ninth risk factor on the prospectus cover and the third risk factor under the caption “Prospectus Summary—Summary of Risk Factors” on page 2 of the prospectus are hereby updated and superseded with the following:

•

The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Generally, distributions paid using offering proceeds will constitute a return of capital, meaning a return of all or a portion of your original investment. To the extent our distributions are funded from offering proceeds, we will have less funds to use for investments which may lower your overall return. Additionally, to date, our distributions declared and paid have exceeded our earnings and, as a result, our distributions have constituted a return of capital. Portions of distributions we make in the future may also represent a return of capital, which would reduce your tax basis in our shares.

The following new risk factor supplements, and should be read in conjunction, with the section of the prospectus entitled “Risk Factors—Investment Risks,” which begins on page 12 of the prospectus.

To date, our distributions declared and paid have constituted a return of capital.

Generally, distributions paid using offering proceeds will constitute a return of capital, which means a return of all or a portion of your original investment. To date, we have paid all of our distributions from the proceeds of our public offering and, as a result, our distributions have constituted a return of capital. To the extent our distributions are funded from offering proceeds, we will have less funds to use for investments. Additionally, distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a stockholder, but will reduce the stockholder’s basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a stockholder’s basis generally will be treated as gain from the sale of such shares.

Update to “Description of Capital Stock—Distributions”

The following disclosure supplements, and should be read in conjunction with, the disclosure in the section of the prospectus entitled “Description of Capital Stock—Distributions” on page 90 of the prospectus.

Generally, distributions paid using offering proceeds will constitute a return of capital, which means a return of all or a portion of your original investment and a corresponding reduction in your tax basis in our shares. To date, we have paid all of our distributions from the proceeds of our public offering and, as a result, our distributions have constituted a return of capital resulting in less funds for investments.

Information Regarding Our Distributions

On August 13, 2009, our board of directors approved a monthly cash distribution of $0.05625 per share of our common stock. The monthly distribution was contingent upon the closing of our first asset acquisition and represented an annualized distribution of $0.675 per share. On May 17, 2010, our board of directors approved an increase in our monthly cash distribution to $0.05833 per share of common stock contingent upon the closing of our acquisition of the Waianae property, which occurred on June 4, 2010. That monthly distribution amount represents an annualized distribution of $0.70 per share.

Distributions paid during the period from December 2009 (the date we first paid distributions) through June 30, 2010 are presented in the following table:

	Distributions Paid(1)
Period	Cash		Reinvested		Total
December 2009	$6,000	46.2%	$7,000	53.8%	$13,000	100%
1st Quarter 2010	73,000	70.2	31,000	29.8	104,000	100
2nd Quarter 2010	116,000	66.3	59,000	33.7	175,000	100

	$195,000	66.8%	$97,000	33.2%	$292,000	100%

(1)	Of the $292,000 of distributions noted above, $97,000, or 33.2%, was paid through the distribution reinvestment plan in the form of additional shares issued.

Sources of distributions paid during the period from December 2009 (the date we first paid distributions) through June 30, 2010 are presented in the following table:

	Source of Distributions
Period	Cash Distributions from Investments		Funds from Prior Quarters		Cash Flow From Operations		Offering Proceeds		Total
December 2009	$—	—%	$—	—%	$—	—%	$6,000	100%	$6,000	100%
1st Quarter 2010	—	—	—	—	—	—	73,000	100	73,000	100
2nd Quarter 2010	—	—	—	—	—	—	116,000	100	116,000	100

	$—	—%	$—	—%	$—	—%	$195,000	100%	$195,000	100%

Of the $195,000 in cash distributions paid during the period from December 2009 (the date we first paid distributions) through June 30, 2010, 100% was paid using offering proceeds.